March 1, 2021

Jonathan Burr

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: RealyInvest NNN, LLC

Offering Statement on Form 1-A

Filed October 19, 2020

File No. 024-11345

Dear Mr. Burr:

We are in receipt of your comment letter dated February 2, 2021, regarding the Offering Circular (“Offering Circular”) on form 1A filed by RealyInvest NNN, LLC (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Offering Circular (“Amended Offering Circular”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 2 to Offering Statement on Form 1-A filed on January 14, 2021

Financial Statements, Page F-2

1.Please update your financial statements and financial information in an amended filing.  Please refer to Part F/S on Form 1-A.

The Company has amended its filing on Form 1-A to include financial statements and financial information as of December 31, 2020.

The Company intends to provide separate financial statements and obtain separate audit opinions for the Company and for each individual Series when applicable.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.